Exhibit 6

Agency and Trust Services Citigroup Centre Canary Wharf London E14 5LB

Date:	23rd September 2016

To:	Council of Europe Development Bank
55, Avenue Kléber
75116 Paris
France

Dear Sirs,

We refer to debt securities issued and to be issued by Council of Europe Development Bank (the “Issuer”) in one or more series in accordance with a Fiscal Agency Agreement, dated February 1, 2010, as amended and/or supplemented from time to time, between the Issuer and Citibank, N.A., London Branch, as fiscal agent (the “Fiscal Agent”) (the “Fiscal Agency Agreement”).

By countersigning this letter, the Issuer agrees that:

Notwithstanding anything else contained in the Fiscal Agency Agreement, the Fiscal Agent may refrain without liability from doing anything that would or might in its opinion (based on advice from legal counsel) be contrary to any applicable laws, regulations, decrees, ordinances, orders, demands, requests, rules or requirements of the United States of America Department of the Treasury’s Office of Foreign Asset Control, the European Union, or any member state of the European Union, relating to economic sanctions, anti-terrorism and similar laws (together, the “Relevant Regulations”) and may without liability do anything which is, in its opinion (based on advice from legal counsel), necessary to comply with any Relevant Regulations. The Fiscal Agent shall as soon as practicable and insofar as permissible inform the Issuer if, pursuant to this paragraph, it decides to refrain from acting under the Fiscal Agency Agreement or to take any necessary action to comply with Relevant Regulations that may impact the parties’ rights and obligations under the Fiscal Agency Agreement.

Section 13 of the Fiscal Agency Agreement (“Governing Law”) shall apply to this letter agreement as if fully set out herein.

Please indicate your acceptance of the provisions of this letter by countersigning and returning a copy of it to me at the above address.

Yours Faithfully

Citibank, N.A., London Branch

By	/s/ STUART SULLIVAN
Name:	Stuart Sullivan
Title:	Vice President

Agency and Trust Services Citigroup Centre Canary Wharf London E14 5LB

Agreed and acknowledged

For and on behalf of Council of Europe Development Bank

By	/s/ APOLONIO RUIZ LIGERO
Name:	Apolonio Ruiz Ligero
Title:	Vice-Governor